SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 6)*

                OPEN JOINT STOCK COMPANY "VIMPEL-COMMUNICATIONS"
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   68370R 10 9
                                 (CUSIP Number)

                                December 31, 2002
                      (Date of Event Which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
             [ ]      Rule 13d-1(b)
             [ ]      Rule 13d-1(c)
             [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).









                         Continued on following page(s)
                                Page 1 of 6 Pages


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                                  SCHEDULE 13G
CUSIP No. 68370R 10 9                                               Page 2 of 6



1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

         DR. DMITRI B. ZIMIN

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  |_|
                                                     b.  |_|

3        SEC Use Only

4        Citizenship or Place of Organization

         RUSSIAN FEDERATION

                    5        Sole Voting Power

                                     898,332 shares of Common Stock.
  Number of
   Shares
Beneficially        6        Shared Voting Power
  Owned By
    Each                             None.
  Reporting
   Person           7        Sole Dispositive Power
    With
                                     898,332 shares of Common Stock.

                    8        Shared Dispositive Power

                                     None.

9        Aggregate Amount Beneficially Owned by Each Reporting Person

         898,332 shares of Common Stock.

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares* |_|

11       Percent of Class Represented By Amount in Row (9)

         2.23% of the shares of Common Stock. (In addition to the Common Stock, the Company has Preferred Stock outstanding. The Common Stock and Preferred Stock vote together as a single class, with each share entitled to one vote. Thus, the reporting person may be deemed to effectively control approximately 1.92% of the voting stock of the Company.) See Item 4.

12       Type of Reporting Person*

                  IN


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                                                                    Page 3 of 6



Item 1(a)      Name of Issuer:

               Open Joint Stock Company "Vimpel-Communications"

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               Ulitsa 8-Marta, Dom 10, Building 14, Moscow, Russian Federation 125083

Item 2(a)      Name of Person Filing:

               Dr. Dmitri B. Zimin

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               Ulitsa 1-ya Tverskaya-Yamskaya, Dom 2, Stroenie 1, Office 401 Moscow, Russian Federation 125147

Item 2(c)      Citizenship:

               Russian Federation

Item 2(d)      Title of Class of Securities:

               Common Stock

Item 2(e)      CUSIP Number:

               68370R 10 9

Item 3 If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership.

Item 4(a)      Amount Beneficially Owned:

               Dr. Zimin may be deemed the beneficial owner of 898,332 shares of Common Stock.

Item 4(b)      Percent of Class:

               Dr. Zimin may be deemed the beneficial owner of 2.23% of the shares of Common Stock. (In addition to the Common Stock, the Company has Preferred Stock outstanding. The Common Stock and Preferred Stock vote together as a single class, with each share entitled to one vote. Thus, the reporting person may be deemed to effectively control approximately 1.92% of the voting stock of the Company.)


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                                                                    Page 4 of 6


Item 4(c)      Number of shares as to which such person has:

(i)            Sole power to vote or direct the vote:

               Dr. Zimin, indirectly through BMT Capital Limited, a limited liability company organized and existing under the laws of Bermuda, an entity indirectly controlled by Dr. Zimin, may be deemed to have the sole power to vote or direct the vote of 898,332 shares of Common Stock, representing 2.23% of the Common Stock. (In addition to the Common Stock, the Company has Preferred Stock outstanding. The Common Stock and Preferred Stock vote together as a single class, with each share entitled to one vote. As a result, Dr. Zimin may be deemed to have sole power to vote or direct the vote over approximately 1.92% of the voting stock of the Company.)

(ii)           Shared power to vote or to direct the vote:

               None.

(iii)          Sole power to dispose or to direct the disposition of:

               Dr. Zimin, indirectly through BMT Capital Limited, a limited liability company organized and existing under the laws of Bermuda, an entity indirectly controlled by Dr. Zimin, may be deemed to have the sole power to dispose or to direct the disposition of 898,332 shares of Common Stock, representing 2.23% of the Common Stock. (In addition to the Common Stock, the Company has Preferred Stock outstanding. The Common Stock and Preferred Stock vote together as a single class, with each share entitled to one vote. As a result, Dr. Zimin may be deemed to have sole power to dispose or to direct the disposition of approximately 1.92% of the voting stock of the Company.)

(iv)           Shared power to dispose or to direct the disposition of:

               None.


Item 5.        Ownership of Five Percent or Less of a Class. [X]

               Dr. Zimin may be deemed the beneficial owner of 2.23% of the Common Stock.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               This Item 6 is not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported On by the Parent Holding Company.

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group.

               This Item 8 is not applicable.


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                                                                    Page 5 of 6


Item 9.        Notice of Dissolution of Group.

               This Item 9 is not applicable.

Item 10.       Certification.

               This Item 10 is not applicable.




                            [SIGNATURE PAGE FOLLOWS]


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                                                                    Page 6 of 6


                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated:  February 6, 2003                   By: /s/ Dmitri B. Zimin
                                           ------------------------------------
                                               Name: Dmitri B. Zimin